                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ___________________________________________

                                 SCHEDULE  13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.10)

                               Kinark Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                  494474-10-9
                                 (CUSIP number)

                              Michael T. Crimmins
              15 Doremus Drive, Towaco, N.J.  07082   973-334-5910
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 23, 2001
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), Rule 13d-1(f) or Rule 13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

__________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         1           NAME OF REPORTING PERSONS
                     IRS IDENTIFICATIION NOS. OF ABOVE PERSONS [ENTITIES ONLY]
                     Michael T. Crimmins
-----------------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                       (b) [ ]
-----------------------------------------------------------------------------------------------------------
         3           SEC USE ONLY
-----------------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS
                     PF
-----------------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEM 2(d) OR 2(e) [ ]
-----------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
-----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES             7  SOLE VOTING POWER
BENEFICIALLY                    383,785
OWNED BY EACH                8  SHARED VOTING POWER
 REPORTING                       0
PERSON                       9  SOLE DISPOSITIVE POWER
WITH                             383,785
                            10  SHARED DISPOSITIVE POWER
                                 0

                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11           383,785
-----------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)      [ ]
        12           EXCLUDES CERTAIN SHARES
-----------------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.8%
-----------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON
                     IN
-----------------------------------------------------------------------------------------------------------

                                                           Page 3 of 4 Pages
                                                           -----------------
                                                           Schedule 13D
                                                           Michael T. Crimmins
                              KINARK CORPORATION
                              (CUSIP No. 494474-10-9)

          Schedule 13D relating to common stock, par value $.10 per share ("Common Stock") of Kinark Corporation, a Delaware Corporation ("Issuer"), as heretofore filed and amended and restated in full in Amendment No. 5, and as
Item 5 thereof was further amended in Amendments Nos. 6 through 9, is hereby further amended by this Amendment No. 10 to further amend Item 5 to read in full as follows, and such Schedule 13D, as so amended, shall continue in effect in accordance with its terms.

                                                           Item 5 is amended and
restated to read in full as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

  (a) Since acquiring the shares of the Issuer's Common Stock referred to in
Item 3 above, Mr. Crimmins sold 394,500 of such shares in open market transactions, including the shares referred to in subparagraph (c) of this Item
5. Mr. Crimmins currently beneficially owns 383,785 shares of the Issuer's Common Stock, representing 5.8 % of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Crimmins is based on 6,712, 209 shares, which is the number of shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10Q for the quarter ended September 30, 2000.

  (b) Mr. Crimmins has sole voting power and sole dispositive power with respect to all of such 383,785 shares of Common Stock.

  (c) During the last 60 days, Mr. Crimmins has sold a total of 91,200 shares of the Issuer's Common Stock in open market transactions as follows:

Date                                Number of Shares Sold               Price per Share
----                                ---------------------               ---------------
11/27/00                                     6,000                            1.063
11/28/00                                     6,000                            1.063
12/04/00                                     3,000                             .937
12/06/00                                     3,000                             .875
12/06/00                                     3,000                             .937
12/07/00                                     3,000                             .875
12/13/00                                     2,000                             .937
12/14/00                                     3,000                             1.00
12/15/00                                       900                             1.00
12/20/00                                     2,500                              .75
12/20/00                                     1,500                             .813
12/21/00                                     5,000                              .75
12/22/00                                     1,000                             .813
12/26/00                                     3,000                             .813
12/27/00                                     2,000                              .75

                                                            Page 4 of 4 Pages
                                                             -----------------
                                                                  Schedule 13D
                                                           Michael T. Crimmins

                                TABLE CONTINUED
                                ---------------

Date                                Number of Shares Sold               Price per Share
----                                ---------------------               ---------------
12/28/00                                     3,000                             .813
12/28/00                                     3,000                              .75
12/29/00                                     3,000                              .75
12/29/00                                     3,000                             .875
1/03/01                                        600                             1.00
1/05/01                                      4,000                             .875
1/08/01                                      3,000                             .937
1/08/01                                      6,000                             .875
1/08/01                                      1,700                             1.00
1/11/01                                      2,500                             .875
1/11/01                                        500                             .813
1/17/01                                      3,000                             .875
1/19/01                                      3,000                             .813
1/22/01                                      4,000                             .813
1/23/01                                      6,000                             .875


             (d) Not  Applicable

             (e) Not Applicable




                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                   January 25, 2001
                                                   ----------------------
                                                         (Date)

                                                   S/Michael T. Crimmins
                                                   ----------------------
                                                         (Signature)

                                                   Michael T. Crimmins
                                                   ----------------------
                                                         (Name)